Exhibit 99.1

Sphere 3D Appoints Banking and Financial Industry Leader Susan S. Harnett to its Board of Directors

TORONTO, Ontario, Canada, November 15, 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (Nasdaq: ANY), dedicated to becoming the leading carbon-neutral Bitcoin mining company operating at an industrial scale, has appointed to its Board of Directors, Susan Harnett.  Ms. Harnett is a veteran senior executive with tier-one financial companies, a FinTech expert advising and mentoring digital startups, and a champion for women leaders and women-led companies.  Ms. Harnett is also recognized as a Certified Corporate Director by the NACD and a Certified Risk Director by the DCRO Institute.  She joins Sphere 3D's Board of Directors as an independent director.

"The addition of Ms. Harnett to Sphere 3D's Board of Directors reinforces our expertise and experience in the digital financial industry," said Duncan McEwan, Chairman of Sphere 3D.  "With the addition of Ms. Harnett, Sphere 3D's Board of Directors now has the benefit of diverse ideas and experience from two well-qualified women and two experienced minority members."

Ms. Harnett is currently sharing her expertise as a senior advisor and mentor to digital startups at New York's FinTech Innovation Lab. She is also championing women-led businesses in her roles as a founding limited partner in How Women Invest and a member of the Executive Board of How Women Lead.  These organizations are committed to increasing venture funding for women-led companies.

Ms. Harnett earned her extensive board-level experience through board seats with public and private companies, including OFG Bancorp, Life Storage, Inc., American Enterprise Group, First Niagara Financial Group, QBE Insurance, CitiFinancial, and Visa Canada.  On those boards, Ms. Harnett served on the Risk and Compliance Committee, Nomination and Governance Committee and was chair of the Audit Committee.

In addition to being an experienced board member, Ms. Harnett had a successful career at Citigroup Inc. ("Citi"), a multinational investment bank and financial services company, in domestic, international, and global roles.  During her 30+-year career with Citi, she most recently served as President of Local Consumer Lending, Head of Global Business Performance, and CEO of Citibank Germany.  She also led ABN AMRO Bank, NV's eCommerce business activities for 70 countries and solidified the organization's web-based global strategy.  She holds a bachelor's degree from Marquette University and an Executive Master of Business Administration degree from Northwestern University's Kellogg Graduate School of Management.  Full Bio.

"I am looking forward to working with my fellow board members to finalize the transition of Sphere 3D and position the Company to become a leader in the cryptocurrency industry," said Ms. Harnett, a newly appointed independent board member for Sphere 3D.  "Digital assets and financial technology are increasingly becoming critical components of global financial markets.  Companies like Sphere 3D that are well-positioned to capitalize on this reality can generate significant value for their shareholders and partners."

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch

Investor.relations@sphere3d.com